Exhibit (a)(1)(xi)

Supplement to the Offer to Purchase Dated January 6, 2006

F&H Finance Corp.

an indirect wholly-owned subsidiary

of

Levine Leichtman Capital Partners III, L.P.

Has Increased the Price of Its Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Fox & Hound Restaurant Group

to

$16 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006, UNLESS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE, OF FOX & HOUND RESTAURANT GROUP (THE “COMPANY”), WHICH, WHEN ADDED TO THE SHARES, IF ANY, BENEFICIALLY OWNED BY FOX ACQUISITION COMPANY (“FAC”) AND F&H FINANCE CORP. (“OFFEROR”) WOULD REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THE OFFER TO PURCHASE AND THIS SUPPLEMENT.

SEE INTRODUCTION AND SECTIONS 1 AND 15 OF THE OFFER TO PURCHASE, AS SUPPLEMENTED BY SECTIONS 1 AND 15 HEREOF.

THIS OFFER IS BEING MADE IN CONNECTION WITH THE AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 17, 2006 (THE “AMENDED MERGER AGREEMENT”), AMONG FAC, OFFEROR AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE CONSISTING OF INDEPENDENT DIRECTORS AND THE ADVICE OF THE COMPANY’S INDEPENDENT LEGAL COUNSEL AND FINANCIAL ADVISOR, HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE AMENDED MERGER AGREEMENT AND THE OFFER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, ADOPT THE AMENDED MERGER AGREEMENT.

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the original (blue) or revised (yellow) Letter of Transmittal or a facsimile thereof in accordance with its instructions and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to The Bank of New York, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 “Procedure for Tendering Shares” of the Offer to Purchase, as amended by this Supplement, or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Although the original (blue) Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price per Share described in this Supplement, if Shares are accepted for payment and paid for by Offeror pursuant to the Offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the Offer Price of $16.00 per Share if Shares are accepted for payment and paid for by Offeror pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 “Procedure for Tendering Shares” of the Offer to Purchase, as supplemented by Section 3 of this Supplement.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised (yellow) Letter of Transmittal, the revised Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER, AS AMENDED, APPEARS ON PAGES 1 THROUGH 4 OF THE OFFER TO PURCHASE, AND ON PAGES 1 AND 2 OF THIS SUPPLEMENT. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

January 20, 2006

SUMMARY TERM SHEET

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated January 17, 2006 (the “Amended Merger Agreement”), among F&H Finance Corp., a Delaware corporation (“Offeror”), Fox Acquisition Company, a Delaware corporation (“FAC”), and Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), Offeror is amending its offer to purchase all of the outstanding shares of the Company’s common stock to increase the offer price to $16.00 per Share, net to the seller in cash without interest (the “Offer Price”), less applicable withholding taxes. The following are some of the questions you, as a stockholder of the Company, may have about these amendments and answers to those questions. We urge you to read carefully the remainder of this Supplement, the Offer to Purchase dated January 6, 2006, and the accompanying revised (yellow) Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Supplement, the Offer to Purchase and the accompanying revised (yellow) Letter of Transmittal. The following Summary Term Sheet amends and supplements the sections entitled “Summary Term Sheet” and “Questions and Answers” in the Offer to Purchase.

How have you amended the Offer?

On January 17, 2006, Offeror, FAC and the Company entered into the Amended Merger Agreement. The Amended Merger Agreement supercedes in its entirety the Agreement and Plan of Merger, dated December 29, 2005 (the “Original Merger Agreement”), entered into among Offeror, FAC and the Company. Pursuant to the Amended Merger Agreement, Offeror is amending its tender offer to increase the offer price from $15.50 per Share to $16.00 per Share in cash. The Amended Merger Agreement also amends the Offer in the following manner:

•	Offeror has eliminated the closing conditions to the Offer relating to receipt of third party consents and approvals and regulatory approvals relating to liquor license matters;

•	The Minimum Condition to the Offer has been amended to require that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares then owned by Offeror or FAC, represents at least a majority of the Shares outstanding on a fully-diluted basis;

•	The amount of Termination Expenses payable by the Company to the Offeror in certain circumstances was increased from $1 million to $2 million; and

•	In addition to the events that trigger the payment of the Company Termination Fee and the reimbursement of the Termination Expenses, as set forth in Section 13 of the Offer to Purchase, if a third party acquires more than 50% of the Company’s common stock, the Company will be required to pay a $5 million Company Termination Fee to FAC, plus up to $2 million of Termination Expenses.

If I already tendered my Shares in the original offer, do I have to do anything new?

No. Company stockholders do not have to take any action regarding any Shares previously validly tendered and not withdrawn. If the Offer is completed, these Shares will be accepted for payment and such stockholder will receive the increased Offer Price of $16.00 per Share, net to the seller in cash without interest, less any applicable withholding taxes.

Does the Company’s Board of Directors recommend that I tender my Shares in connection with the amended Offer?

Yes. The Board of Directors of the Company, based on the unanimous recommendation of a Special Committee consisting of independent directors and the advice of the Company’s independent legal counsel and financial advisor, has approved the Offer and the Merger, determined that the Amended Merger Agreement and the Offer are fair to and in the best interests of the Company and its stockholders, and resolved to recommend acceptance of the Offer to the stockholders, and that the stockholders tender their shares in the Offer and, if applicable, adopt the Amended Merger Agreement.

Has the expiration date of the Offer been changed?

No. The expiration date of the amended Offer remains 5:00 p.m., New York City time, on Monday, February 6, 2006, unless the amended Offer is extended.

Who can I talk to if I have questions about the tender offer?

You may call D.F. King & Co., Inc. at (800) 735-3591 (toll free). D.F. King is acting as the information agent for the amended Offer. See the back cover of this Supplement for additional contact information.

To the Holders of Common Stock of

Fox & Hound Restaurant Group:

INTRODUCTION

The following information amends and supplements the Offer to Purchase, dated January 6, 2006 (the “Offer to Purchase”), of F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), pursuant to which Offeror is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), other than Shares owned by LLCP or its affiliates, at the increased price of $16.00 per Share (the “Offer Price”), net to the seller in cash without interest, less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related original (blue) Letter of Transmittal, as amended and supplemented by this supplement (this “Supplement”) to the Offer to Purchase and the revised (yellow) Letter of Transmittal (which together constitute the “Offer”). The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006 (the “Amended Merger Agreement”), among Offeror, FAC and the Company, which supercedes in its entirety the Agreement and Plan of Merger, dated as of December 29, 2005 (the “Original Merger Agreement”), among Offeror, FAC and the Company.

Except as otherwise expressly set forth in this Supplement and in the revised (yellow) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable to the Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meaning set forth in the Offer to Purchase.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (yellow) Letter of Transmittal and the revised Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased offer price per Share described in this Supplement, if Shares are accepted for payment and paid for by Offeror pursuant to the Offer.

STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS SUPPLEMENTED BY THIS SUPPLEMENT, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $16.00 PER SHARE PURSUANT TO THE OFFER, IF SHARES ARE ACCEPTED AND PAID FOR BY THE OFFEROR PURSUANT TO THE OFFER. THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, FEBRUARY 6, 2006, UNLESS THE OFFER IS EXTENDED.

THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE CONSISTING OF INDEPENDENT DIRECTORS AND THE ADVICE OF THE COMPANY’S INDEPENDENT LEGAL COUNSEL AND FINANCIAL ADVISOR, HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE AMENDED MERGER AGREEMENT AND THE OFFER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, ADOPT THE AMENDED MERGER AGREEMENT.

THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.    Terms of the Offer.

The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

The Offer Price has been increased to $16.00 per Share, net to the seller in cash without interest, less required withholding taxes, from the Offeror’s original Offer Price of $15.50 per Share. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), all stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered prior to the date of this Supplement) in accordance with the procedures set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement, on or prior to the Expiration Date will receive the increased Offer Price.

The Amended Merger Agreement provides that the Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date that number of Shares (the “Minimum Number of Shares”) which, together with Shares then owned by FAC or Offeror, would represent on the date of purchase at least a majority of the outstanding Shares on a fully-diluted basis (the “Minimum Condition”).

For purposes of this Offer, “fully-diluted basis” assumes that all outstanding stock options are presently exercisable. In the Amended Merger Agreement, the Company represented to the Offeror that, as of the close of business on January 16, 2006, there were (a) 10,045,141 Shares, and (b) options to purchase 1,384,961 Shares issued and outstanding. Accordingly, Offeror believes the Minimum Number of Shares is 5,715,052.

If the Minimum Condition is satisfied, the Offeror will have sufficient voting power to approve the Amended Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder.

Pursuant to the Amended Merger Agreement, the Offeror has eliminated the conditions to the Offer and Merger relating to receipt of third party consents and approvals and regulatory approvals relating to liquor license matters. In addition, Offeror has eliminated the condition, because it had been satisfied, requiring the termination by the Company of the Newcastle Escrow Letter and the return of the unexecuted merger agreement deposited therein by a wholly-owned subsidiary of Newcastle/Steel. The waiting period requirement pursuant to the Hart-Scott-Rodino Act was satisfied as of January 13, 2006. However, the Offer remains subject to the other conditions set forth in the Offer to Purchase. Please read the Introduction and Sections 1 and 15 of the Offer to Purchase, as supplemented by this Supplement, which set forth in full the conditions to the Offer.

2.    Acceptance for Payment and Payment for Shares.

Offeror will accept for payment and pay for the Shares in the Offer as set forth in Section 2 to the Offer to Purchase.

3.    Procedure for Tendering Shares.

The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

The revised (yellow) Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Shares. Tendering stockholders may also continue to use the original (blue) Letter of Transmittal and the original Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares.

4.    Withdrawal Rights.

The withdrawal rights pursuant to the Offer are set forth in Section 4 of the Offer to Purchase.

5.    Certain Federal Income Tax Consequences.

A summary of the principal federal income tax consequences of the Offer is set forth in Section 5 of the Offer to Purchase.

6.    Price Range of Shares; Dividends on the Shares.

The discussion set forth in Section 6 of the Offer to Purchase is amended and supplemented as follows:

The high and low closing sale prices per Share on the Nasdaq for the First Quarter of fiscal year ended December 26, 2006 (through January 19, 2006) were $16.07 and $15.09, respectively. On January 12, 2006, the last full day of trading before Newcastle/Steel increased its offer price to $15.75 per Share, the reported closing sale price was $15.42 per Share. On January 13, 2006, the last full trading day prior to the public announcement of the execution of the Amended Merger Agreement and the amendment to the terms of the Offer upon the terms set forth in this Supplement, the reported closing sale price was $15.50 per Share. On January 19, 2006, the last full trading day prior to the date of this Supplement, the reported closing sale price was $15.92 per Share.

7.    Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration.

The discussion set forth in Section 7 of the Offer to Purchase is amended and supplemented as follows:

In the Amended Merger Agreement, the Company has represented to Offeror that, as of January 16, 2006, there were 10,045,141 Shares outstanding.

8.    Certain Information Concerning the Company.

General information concerning the Company is set forth in Section 8 of the Offer to Purchase.

9.    Certain Information Concerning Offeror, FAC and Certain Affiliates.

General information regarding Offeror, FAC and certain of their affiliates is set forth in Section 9 of the Offer to Purchase.

10.    Source and Amount of Funds.

The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

If all Shares, on a fully-diluted basis, are tendered to and purchased by Offeror pursuant to the Offer, the aggregate purchase price, together with FAC’s estimated related fees and expenses, will be approximately $178 million.

Offeror intends to obtain all funds required to complete the purchase of the Shares at the increased Offer Price pursuant to the Offer and the Merger through a combination of equity investment and debt financing to be provided by LLCP and one of its affiliates and Fortress Credit Corporation as described in the Offer to Purchase.

11.    Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Offeror, FAC or LLCP takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which FAC or its affiliates or representatives did not participate.

The discussion set forth in Section 11 of the Offer to Purchase is amended and supplemented as follows:

Background of the Transaction

On January 6, 2006, an indirect wholly-owned subsidiary of Newcastle/Steel commenced an unsolicited tender offer to purchase all outstanding Shares at $15.50 per Share. On January 13, 2006, the Newcastle/Steel subsidiary issued a press release increasing the unsolicited tender offer price to $15.75 per Share. At 6:42 p.m. (Eastern Standard Time), on January 13, 2006, Newcastle/Steel submitted a letter to the Company, which was received on January 16, 2006, indicating that its subsidiary was ready, willing and able to enter into a definitive tender offer/merger agreement, in the form attached to that correspondence, providing for the acquisition of the Shares at $15.75 per Share, subject to and conditioned upon the termination of the Original Merger Agreement.

At a meeting of the Special Committee on January 16, 2006, the Special Committee determined to recommend that the Board of Directors of the Company conclude that Newcastle/Steel’s offer to enter into a merger agreement providing for a tender offer at a price of $15.75 per Share could reasonably be expected to result in an offer superior to the $15.50 per Share tender offer pursuant to the Original Merger Agreement. On January 16, 2006, pursuant to Section 4.8 of the Original Merger Agreement, the Company delivered a Notice of Receipt of Company Takeover Proposal to Levine Leichtman Capital Partners, Inc., a California corporation and the managing member of the general partner of LLCP (“Levine Leichtman”) informing Levine Leichtman that the Company had received an offer to enter into a tender offer/merger agreement at a price of $15.75 per Share and that the Board of Directors of the Company had determined that this Newcastle/Steel proposal could reasonably be expected to result in an offer superior to the Original Merger Agreement.

On January 17, 2006, at 9:30 a.m. (Eastern Standard Time), Levine Leichtman, on behalf of Offeror, submitted a new proposal to the Company raising its tender offer price to $16.00 per Share. Levine Leichtman also submitted a revised definitive merger agreement (i) in which the cap for reimbursable expenses was raised from $1 million to $2 million and (ii) providing that the termination fee and expense reimbursement obligations would also be triggered in the event that a person acquired beneficial ownership of or entered into an agreement or agreement in principle to acquire beneficial ownership of 50% or more of the outstanding Shares. Levine Leichtman also informed the Company that Offeror had obtained early termination of the waiting period under the Hart-Scott-Rodino Act. Levine Leichtman’s offer was submitted on a confidential basis that provided the offer would expire upon the earlier to occur 2:00 p.m. (Eastern Standard Time) on January 17, 2006, or adjournment of a meeting of the Board of Directors which had previously been scheduled for 11:00 a.m. (Eastern Standard Time) that morning. After the Special Committee reviewed and considered Offeror’s $16.00 per Share offer, counsel for the Special Committee informed Levine Leichtman that the Special Committee would recommend approval by the Board of Directors, provided that the expense reimbursement cap remained at $1 million. Levine Leichtman indicated that it was unwilling to offer $16.00 per Share without an increase in the expense reimbursement cap to $2 million.

At approximately 11:00 a.m. (Eastern Standard Time) on January 17, 2006, Levine Leichtman informed counsel to the Special Committee that in order to provide greater certainty of closing to the Company, it would eliminate the prior closing condition regarding receipt of third party consents and approvals and regulatory consents and approvals relating to state and local liquor license matters. Levine Leichtman further indicated that in connection with this waiver it would require that the Minimum Condition be amended to provide as a closing condition that a majority of Shares on a fully-diluted basis be tendered and not withdrawn, and that the expense reimbursement cap remain at $2 million. Levine Leichtman provided the Company with a new version of the revised merger agreement reflecting these changes.

Upon the recommendation of the Special Committee and with the advice of the financial advisor to the Company, North Point Advisors LLC, that Offeror’s all cash offer to acquire the Company for $16.00 per Share was fair to the Company’s stockholders from a financial point of view, the Board unanimously authorized the execution and delivery by the Company of the revised merger agreement. The Company, FAC, Offeror, and

LLCP executed and delivered the Amended Merger Agreement on the afternoon of January 17, 2006. The Company issued a press release announcing the execution of the Amended Merger Agreement on the afternoon of January 17, 2006, and FAC, Offeror and LLCP issued a press release announcing the execution of the Amended Merger Agreement on the morning of January 18, 2006.

12.    Purpose of the Offer; The Merger; Plans for the Company.

The discussion set forth in Section 12 of the Offer to Purchase is amended and supplemented as follows:

If the Minimum Condition is satisfied, Offeror will have sufficient voting power to approve the Amended Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder.

13.    The Transaction Documents.

The discussion set forth in Section 13 of the Offer to Purchase is amended and supplemented as follows:

Merger Agreement

The following summary is qualified in its entirety by reference to the Amended Merger Agreement, which is incorporated herein by reference and which is attached as Exhibit (d)(3) to Offeror’s Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2006.

On January 17, 2006, Offeror, FAC and the Company entered into the Amended Merger Agreement, pursuant to which the Offer Price was increased from $15.50 per Share to $16.00 per Share, net to the seller in cash without interest, less applicable withholding taxes. The Amended Merger Agreement also amends certain other provisions of the Original Merger Agreement as discussed below.

Treatment of Stock Options. The Amended Merger Agreement provides for increased Merger Consideration from $15.50 per Share to $16.00 per Share. Accordingly, all references to “$15.50” in this subsection for purposes of determining the Cash Amount payable in settlement of each Company Option pursuant to the Merger are deleted and replaced with “$16.00.”

Conditions to Obligations of Offeror. Pursuant to the Amended Merger Agreement, Offeror has eliminated the closing conditions to the Offer and Merger relating to receipt of third party consents and approvals and regulatory approvals relating to liquor license matters. In addition, Offeror has eliminated the condition, because it had been satisfied, requiring the termination by the Company of the Newcastle Escrow Letter and the related escrow.

Termination. In addition to the conditions set forth in this subsection of the Offer to Purchase, the Amended Merger Agreement also provides that Offeror may terminate the Amended Merger Agreement if a third party acquires 50% or more of the then-outstanding Shares of the Company. In such event, the Company is required to pay Offeror the Company Termination Fee and Termination Expenses (as defined in Section 13 of the Offer to Purchase).

Expenses; Termination Fee. The Amended Merger Agreement provides for increased Termination Expenses of up to $2 million payable by the Company pursuant to Article VII thereof.

14.    Dividends and Distributions.

A discussion of the dividends and distributions is set forth in Section 14 of the Offer to Purchase.

15.    Certain Conditions to the Offeror’s Obligations.

The discussion set forth in Section 15 of the Offer to Purchase is amended and supplemented as follows:

On January 13, 2006, the U.S. Federal Trade Commission notified Offeror that the waiting period under the Hart-Scott-Rodino Act relating to its proposed acquisition of the Company had been terminated. Accordingly, the condition to the Offer relating to the termination of the waiting period under the Hart-Scott-Rodino Act set forth in subparagraph (x) of Section 15 of the Offer to Purchase “Certain Conditions to the Offeror’s Obligations” has been satisfied. In addition, pursuant to the Amended Merger Agreement, Offeror has waived the conditions set forth in subparagraphs (xi) and (xii) of Section 15 of the Offer to Purchase “Certain Conditions to the Offeror’s Obligations.”

16.    Certain Regulatory and Legal Matters.

The discussion set forth in Section 16 of the Offer to Purchase is amended and supplemented as follows:

Antitrust. On January 13, 2006, the U.S. Federal Trade Commission notified Offeror that the waiting period requirement under the Hart-Scott-Rodino Act relating to its proposed acquisition of the Company had been terminated.

Liquor Licenses. Pursuant to the Amended Merger Agreement, Offeror has eliminated the requirement that the Company obtain the consent and approval of state and local liquor licensing authorities with respect to the Company’s licenses/permits in connection with the consummation of the Offer and/or the Merger.

17.    Appraisal Rights.

A discussion of the appraisal rights of stockholders in the Offer and Merger is set forth in Section 17 of the Offer to Purchase.

18.    Fees and Expenses.

A discussion of the fees and expenses related to the Offer is set forth in Section 18 of the Offer to Purchase.

19.    Miscellaneous.

The discussion set forth in Section 19 of the Offer to Purchase is amended and supplemented as follows:

Offerer and FAC have filed with the Commission amendments to the Tender Offer Statement on Schedule TO furnishing additional information with respect to the Offer, and may file further amendments thereto with respect to the Offer. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the same manner as described in Section 8 of the Offer to Purchase with respect to information concerning the Company.

Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (yellow) Letter of Transmittal.

January 20, 2006	F&HFINANCE CORP.

Facsimile copies of the original (blue) or revised (yellow) Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

The Bank of New York

By Mail:	By Overnight Courier:	By Hand:
The Bank of New York	The Bank of New York	The Bank of New York
Reorganization Services	Reorganization Services	Reorganization Services
P.O. Box 859208	161 Bay State Road	101 Barclay Street, 1-E
Braintree, MA 02185-9208	Braintree, MA 02184	Receive and Deliver Window
New York, New York 10286

By Facsimile Transmission:
(For Eligible Institutions Only)
781-380-3388

To Confirm Facsimile Only:
781-843-1833, Ext. 200

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, this Supplement, the related revised Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Offeror’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others Call Toll-free: (800) 735-3591